Filed by Calculator New Pubco, Inc. and Quantum FinTech Acquisition Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company:
Quantum FinTech Acquisition Corporation
(Commission File No. 001-40009)

Date: May 23, 2023

AtlasClear | Website

0.0	HomePage

HEAD:	Setting out to create a more efficient platform for trading, clearing, settlement and banking.

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HEAD:	At AtlasClear Holdings, we expect to acquire the capabilities to provide evolving and innovative financial products focused on financial services firms.

BODY:	We seek to provide a modern, mission-critical suite of solutions to our prospective clients, enabling them to reduce their transactions costs and compete more effectively in their businesses in response to consumer expectations for a one-stop shop for their investing, banking, spending, insurance and borrowing needs.

With the potential to provide enhanced flexibility, scalability and efficiency, we expect that the technology we plan to acquire will be well-positioned to meet the rapidly evolving, increasingly digital needs of businesses and their customers.

▪	Trading & Execution

▪	Clearing & Settlement

▪	Prime Brokerage

▪	Banking

BUTTON:	Our Platform [Link to Platform]

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HEAD:	Our anticipated growth strategy.

BODY:	Our strategy is to grow our base of prospective clients organically and through channel partners. We believe we will succeed when our clients succeed – and that the more assets, services and transactions our clients direct through our prospective platform, the more revenue we and our clients would be able to generate. Our growth is also expected to be driven by our pursuit of international expansion opportunities and strategic acquisitions.

Company | Website Copy Deck	1

BUTTON:	About AtlasClear Holdings [Link to About]

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HEAD:	Who we intend to serve.

BODY:	We anticipate interest from financial companies seeking to integrate trading and investing capabilities into their broader offering, as well as from non-financial companies with plans to drive incremental revenue and customer engagement through the addition of financial services.

With future acquisitions, we expect to provide incumbents in the wealth ecosystem, such as wealth advisors, with investment management offerings that will help automate their legacy infrastructure and eliminate their existing paper-based processes.

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HEAD:	Our team will be comprised of experienced FinTech innovators.

BODY:	We expect to be led by a seasoned team of industry executives and supported by a purpose-built board of directors. Collectively, our leadership team will have over 30 years of combined experience spanning technology, investing, custody, banking and clearing lifecycles.

BUTTON:	Our Team [Link to Leadership]

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HEAD:	Learn more about our anticipated innovative platform and vision for the future of financial technology.

[Contact Us]

1.0	Company

1.1	About

HEAD:	Our goal is to power innovation in fintech, investing, and trading.

BODY:	At AtlasClear Holdings, we seek to build a cutting-edge, technology-enabled financial services firm. We believe that through the proposed acquisitions, we will have the capabilities to deliver a complete and modern platform with the potential to give our prospective clients the flexibility, speed, risk-management capabilities and scale they need to grow.

We believe our platform will enable a comprehensive range of innovative financial products with a focus on financial services firms, generally with annual revenues up to $1 billion.

BUTTON:	Our Platform [Link to Our Platform]

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Company | Website Copy Deck	2

HEAD:	We seek to enable prospective clients to reduce their transactions costs and compete more effectively in their businesses.

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HEAD:	Our proposed Business Combination.

BODY:	AtlasClear, Inc. (“AtlasClear”) and Quantum FinTech Acquisition Corporation (“Quantum”) (NYSE: QFTA), previously announced a proposed business combination between Calculator New Pubco, Inc., to be renamed AtlasClear Holdings, Inc. (“AtlasClear Holdings”) and Quantum (the “Business Combination”) that is expected to result in Atlas FinTech Holdings Corp. transferring its trading technology assets to AtlasClear (“Atlas FinTech Technology Assets”) and the acquisition by AtlasClear of Wilson-Davis & Co., Inc., a correspondent clearing broker-dealer (“Wilson-Davis”). AtlasClear has also entered into a definitive agreement to acquire Commercial Bancorp of Wyoming, a federal reserve member (“Commercial Bancorp”) and plans to enter into a definitive agreement to acquire certain additional technology assets from Pacsquare Technologies, LLC (the “Pacsquare Technology Assets”, and together with the AtlasFinTech Technology Assets, the “Technology Assets”), following consummation of the Business Combination.

BUTTON:	Learn More [Link to Investors]

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HEAD:	A compelling prime brokerage model.

ICONS:	Correspondent Clearing Firm

Federal Reserve Member Bank

Developing Prime Brokerage Technology

SUB:	Memberships

LOGOS:	DTCC

NSCC

SUB:	Registrations

LOGOS:	SEC

FINRA

SIPC

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HEAD:	Our anticipated growth strategy.

Company | Website Copy Deck	3

SUB:	Client Base Expansion

BODY:	We believe that attracting and acquiring new clients will be a key growth driver for our combined business. We expect that this effort will be supported by our future technology platforms and the market’s rapidly accelerating demand for cost efficiencies.

SUB:	Growing our Prospective Clients’ Revenue

BODY:	We believe we will succeed when our clients succeed. The more assets, services or transactions that customers direct through our prospective platform, the more revenue we and our clients would be able to generate.

SUB:	Pursuing Potential International Expansion Opportunities

BODY:	While we expect our operations will initially be U.S.-focused, we expect to grow our business and total addressable market by expanding into international markets. We believe our core competencies and operational excellence will position us to win in new markets.

SUB:	Strategic Acquisitions

BODY:	We plan to evaluate the acquisition of innovative FinTech companies based on their ability to enhance our product capabilities, broaden our client reach, drive further scale, increase our presence in new geographies, and generate attractive financial returns.

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HEAD:	Following the proposed Business Combination, we expect to be led by a seasoned team of industry executives. And supported by a purpose-built board of directors.

BUTTON:	Our Leadership [Link to Our Team]

1.2	Leadership

HEAD:	FinTech innovators. Strategic entrepreneurs. Regulatory experts.

BODY:	Collectively, our leadership team will have over 30 years of combined experience spanning the technology, investing, custody, banking and clearing lifecycles.

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HEA:	Management

BODY:	Our new management team, following the closing of the proposed Business Combination, is expected to be comprised of the individuals listed below:

SUB:	Robert G. McBey

Chief Executive Officer

Company | Website Copy Deck	4

BODY:	Mr. McBey has worked in the securities industry since 1986 and has served as the President and Chief Executive Officer of Wilson-Davis since 2021. Before becoming President of Wilson-Davis, he served as Wilson-Davis’ Chief Administrative Officer beginning in 2018. Since August 2022, he has also served as Chairman and Chief Executive Officer of AtlasClear and since February 2023 as Chairman and Chief Executive Officer of New Pubco. He was the co-founder and Managing Director of Business Development for Potamus Trading LLC, a Massachusetts broker-dealer specializing in algorithmic trading and dealer services from 2012 to 2017. Earlier, from 2010 to 2012, he served as the Executive Vice President and Head of Clearing Services for Penson Financial Services, a global execution and clearing firm with over $10.0 billion in assets.

From 2008 to 2010, Mr. McBey served as the interim CEO of Penson’s Canadian and United Kingdom subsidiaries. From 2002 to 2008, he served as the Chief Operating Officer and Director of Securities Lending for Southwest Securities, Inc., where he previously served as the Senior Vice President, Compliance Officer, and Director of Internal Audit from 1998 to 2000. From 1997 to 1998, Mr. McBey served as the Senior Vice President, Senior Registered Option Principal, and Branch Manager of Principal Financial Securities, Inc. From 1992 to 1997, he served as the Vice President and Manager of Audit and Compliance for Sutro & Company Inc. From 1986 to 1992, he served as an Internal Auditor for Prudential-Bache Securities, Inc. Mr. McBey is graduate of York University in Toronto, Ontario.

SUB:	Richard Barber

Chief Financial Officer

BODY:	Mr. Barber has been making various personal investments through his company, Renee LLC, since 2017. Mr. Barber started his financial career in Finance at Ernst & Young. Mr. Barber has over 30 years’ experience in the Securities industry working at various institutions. Most notably, Mr. Barber served as the Chief Financial Officer of Bank of America’s brokerage business where gave advice to the CEO on how to grow revenue and reduce costs. Since February 2023, Mr. Barber has served as Chief Financial Officer of New Pubco. Mr. Barber holds a Bachelor of Arts degree from the University of Notre Dame and a Master of Business Administration from the Columbia School of Business.

SUB:	John Schaible

Chief Strategy Officer (Post-Business Combination)

BODY:	Mr. Schaible is the Chairman and Chief Executive Officer of Quantum, a position that he has held since Quantum’s inception in October 2020. Mr. Schaible is a co-founder of Atlas Bank, a Latin American domiciled bank, and, since 2010, has served as its Vice Chairman. Mr. Schaible has also served as Chief Executive Officer of AtlasBanc Holdings Corp. since 2012 and Atlas FinTech since 2016, each affiliates of Atlas Bank. Mr. Schaible also co-founded Anderen Bank and was Chief Operating Officer of Anderen Financial, a FDIC-chartered financial institution and bank holding company regulated by the Federal Reserve Board, respectively, from 2007 until the acquisition of Anderen by First United Bank in 2012, each affiliates of Atlas Bank. Mr. Schaible also founded and served as Chief Executive Officer of NexTrade, which created an electronic communications network (ECN) in 1994 that was sold to Citigroup in 2006.

Company | Website Copy Deck	5

Mr. Schaible has a degree in business management from Colorado State University. Mr. Schaible has also served on the board of Colorado State University’s General Leadership Council and Center for Entrepreneurship. The Quantum Board selected Mr. Schaible to serve as a director because of his financial technologies and financial services experience and knowledge.

SUB:	Craig Ridenhour

Chief Business Development Officer

BODY:	Mr. Ridenhour has served as co-founder and Executive Vice President of Business Development for Atlas FinTech Holdings Corp., a position that he has held since 2016. Since August 2022, he has also served as Chief Business Development Officer and a director of AtlasClear and since February 2023 as Chairman and Chief Executive Officer of New Pubco. He sits on the board of directors of Atlas FinTech Holdings. Mr. Ridenhour is co-founder of AtlasBanc Holdings and EVP of Business Development, a position he has held since 2012. Mr. Ridenhour was the Managing Director of Wealth Management for Anderen Capital, a subsidiary of Anderen Financial, a FDIC-chartered financial institution and bank holding company regulated by the Federal Reserve Board, respectively, from 2008 until the acquisition of Anderen by First United Bank in 2012. Mr. Ridenhour has been securities licensed with FINRA since 1994 and held various positions throughout his career including acting in executive and principal capacities within brokerage firms. Mr. Ridenhour is a graduate of the University of Florida.

SUB:	Ilya Bogdanov

Chief Technology Officer (Post-Business Combination)

BODY:	Mr. Bogdanov is a Senior Vice President of the Atlas Bank, a Latin American domiciled bank, a position he has held since 2019, and has been Vice President of Technology of the Atlas FinTech Holdings since 2014. Mr. Bogdanov has also served as Chief Technology Officer of AtlasBanc Holdings Corp. since 2014. Mr. Bogdanov served as Director of Software Engineering of Value Line, Director of Infrastructure of Traffic Media. He also served in various senior technology roles in Bank of America, Bank of America Merrill Lynch, Salomon Smith Barney/Citigroup, SURFACExchange, DoubleClick and other financial and media companies. Mr. Bogdanov has a technology degree from Tashkent Electromechanical College.

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HEAD:	Directors

BODY:	Our board of directors, following the closing of the proposed Business Combination, is expected to be comprised of the seven directors listed below:

SUB:	Robert G. McBey

Chairman

BODY:	Mr. McBey has worked in the securities industry since 1986 and has served as the President and Chief Executive Officer of Wilson-Davis since 2021. Before becoming President of Wilson-Davis, he served as Wilson-Davis’ Chief Administrative Officer beginning in 2018. Since August 2022, he has also served as Chairman and Chief Executive Officer of AtlasClear and since February 2023 as Chairman and Chief Executive Officer of New Pubco. He was the co-founder and Managing Director of Business Development for Potamus Trading LLC, a Massachusetts broker-dealer specializing in algorithmic trading and dealer services from 2012 to 2017. Earlier, from 2010 to 2012, he served as the Executive Vice President and Head of Clearing Services for Penson Financial Services, a global execution and clearing firm with over $10.0 billion in assets.

Company | Website Copy Deck	6

From 2008 to 2010, Mr. McBey served as the interim CEO of Penson’s Canadian and United Kingdom subsidiaries. From 2002 to 2008, he served as the Chief Operating Officer and Director of Securities Lending for Southwest Securities, Inc., where he previously served as the Senior Vice President, Compliance Officer, and Director of Internal Audit from 1998 to 2000. From 1997 to 1998, Mr. McBey served as the Senior Vice President, Senior Registered Option Principal, and Branch Manager of Principal Financial Securities, Inc. From 1992 to 1997, he served as the Vice President and Manager of Audit and Compliance for Sutro & Company Inc. From 1986 to 1992, he served as an Internal Auditor for Prudential-Bache Securities, Inc. Mr. McBey is graduate of York University in Toronto, Ontario.

SUB:	Craig Ridenhour

Director

BODY:	Mr. Ridenhour has served as co-founder and Executive Vice President of Business Development for Atlas FinTech Holdings Corp., a position that he has held since 2016. Since August 2022, he has also served as Chief Business Development Officer and a director of AtlasClear and since February 2023 as Chairman and Chief Executive Officer of New Pubco. He sits on the board of directors of Atlas FinTech Holdings. Mr. Ridenhour is co-founder of AtlasBanc Holdings and EVP of Business Development, a position he has held since 2012. Mr. Ridenhour was the Managing Director of Wealth Management for Anderen Capital, a subsidiary of Anderen Financial, a FDIC-chartered financial institution and bank holding company regulated by the Federal Reserve Board, respectively, from 2008 until the acquisition of Anderen by First United Bank in 2012. Mr. Ridenhour has been securities licensed with FINRA since 1994 and held various positions throughout his career including acting in executive and principal capacities within brokerage firms. Mr. Ridenhour is a graduate of the University of Florida.

SUB:	John Schaible

Director Nominee

BODY:	Mr. Schaible is the Chairman and Chief Executive Officer of Quantum, a position that he has held since Quantum’s inception in October 2020. Mr. Schaible is a co-founder of Atlas Bank, a Latin American domiciled bank, and, since 2010, has served as its Vice Chairman. Mr. Schaible has also served as Chief Executive Officer of AtlasBanc Holdings Corp. since 2012 and Atlas FinTech since 2016, each affiliates of Atlas Bank. Mr. Schaible also co-founded Anderen Bank and was Chief Operating Officer of Anderen Financial, a FDIC-chartered financial institution and bank holding company regulated by the Federal Reserve Board, respectively, from 2007 until the acquisition of Anderen by First United Bank in 2012, each affiliates of Atlas Bank. Mr. Schaible also founded and served as Chief Executive Officer of NexTrade, which created an electronic communications network (ECN) in 1994 that was sold to Citigroup in 2006.

Company | Website Copy Deck	7

Mr. Schaible has a degree in business management from Colorado State University. Mr. Schaible has also served on the board of Colorado State University’s General Leadership Council and Center for Entrepreneurship. The Quantum Board selected Mr. Schaible to serve as a director because of his financial technologies and financial services experience and knowledge.

SUB:	Steven J. Carlson

Director Nominee

BODY:	Mr. Carlson has served as a member of the Quantum Board since February 2021. Since 2016, Mr. Carlson has served as Co-Chairman of Magellan Global, a financial services holding company which owns Marco Polo Securities, Inc., for which he serves as Chairman, Pi Capital International LLC, for which he serves as Managing Partner, and several other early stage firms. Pi Capital, a global advisory firm headquartered in New York City, provides capital raising, M&A advisory and general corporate advisory services to firms in the financial institutions, renewable power generation, and real estate sectors around the globe. Securities are offered through an affiliate, Marco Polo Securities, Inc. Marco Polo Securities is a distribution platform enabling foreign financial services firms to market their products in the United States and other select jurisdictions worldwide. Before founding Pi Capital, Mr. Carlson was President and Head of Investment Banking at INTL FCStone Financial Inc. from 2010 to 2016. Prior to that, Mr. Carlson was the founder, Chairman and Chief Executive Officer of the Provident Group, a boutique investment banking firm providing capital raising, M&A and other corporate finance advisory services to firms globally.

Provident Group was acquired by INTL in 2010. Prior to forming Provident in 1999, Mr. Carlson was a Managing Director at Lehman Brothers holding various senior positions at the firm. Mr. Carlson began his career at Fannie Mae. Mr. Carlson graduated with a BA in Economics from the University of Maryland and a Master’s Degree in Public Policy from the Kennedy School of Government at Harvard University.

SUB:	Thomas J. Hammond

Director Nominee

BODY:	Mr. Hammond has served as a member of the Quantum Board since February 2021. Mr. Hammond was the President of ICE Clear U.S., a wholly owned clearing house of Intercontinental Exchange, Inc. (NYSE: ICE) from 2007 until his retirement in 2017. In that role, Mr. Hammond oversaw all technology, operations and financial functions at the clearing house. Prior to joining ICE, Mr. Hammond was Managing Director, Trading Operations at the Chicago Board of Trade (later the CME Group) where he played a leadership role in the successful transition to the Common Clearing Link. Before joining the CME Group in 2003, for a 17-year period, Mr. Hammond served as Chief Executive Officer, Executive Vice President and Chief Operating Officer of the Board of Trade Clearing Corporation (BOTCC), where he successfully managed the development and implementation of integrated over the counter (OTC) clearing systems.

Mr. Hammond currently serves as a board member of Atlas FinTech Holdings Corp. and Atlas Bank and, prior to his retirement in 2017, served on the boards of the Financial Services Division and the Chicago Operations Division of the Futures Industry Association, and participated in the Chicago Federal Reserve Bank’s Working Group on Financial Markets. Mr. Hammond earned a Bachelor of Science degree in Business Administration from Lewis University in Romeoville, IL.

Company | Website Copy Deck	8

Quantum believes Mr. Hammond is well qualified to serve as a director due to his extensive financial services experience gained over 37 years in different areas of the financial services industry.

SUB:	Sandip I. Patel

Director Nominee

BODY:	Mr. Patel has served as a member of the Quantum Board since October 2020. Mr. Patel has been an attorney and corporate business consultant at Sandip I. Patel, P.A., a law firm founded by Mr. Patel in 2000. Since 2017, Mr. Patel has also served as Chief Legal Counsel of Channel Investments, LLC, a medical device company. Mr. Patel has been involved in the formation, acquisition, development, growth, and liquidity events related to companies in the healthcare, insurance and financial services fields. Mr. Patel currently holds public and private investments in a wide range of industries with a focus on medical devices, biotechnology, healthcare services and related technologies, as well as FinTech and related services. Mr. Patel is also a co-founding stockholder of AtlasBanc, and was a co-founding stockholder and board member of Anderen Bank. Mr. Patel was the Founder, President and Chief Executive Officer of the Orion group of companies, a full-service real estate development company.

Previously, Mr. Patel served as Head of the New Business Development and M&A team to national health insurance companies. Mr. Patel oversaw all legal, regulatory and governmental affairs on behalf of WellCare, while serving as the General Counsel and a partner in the company. Since September 2021, Mr. Patel has served as a director of Monterey Bio Acquisition Corporation, a special purpose acquisition company (Nasdaq: MTRY). Mr. Patel received his JD degree from the Stetson University College of Law, and a B.B.A in Finance from the University of Georgia. Quantum believes Mr. Patel is well qualified to serve as a director due to his substantial experience with public and private investments in a wide range of industries, including the financial services and technology industries, as well as his experience serving on the boards of financial services, insurance and other companies.

SUB:	James Tabacchi

Director Nominee

BODY:	Mr. Tabacchi is President and CEO of South Street Securities Holdings Inc. In this role, Mr. Tabacchi oversees all aspects of the business, including strategy, credit, market and liquidity risk, infrastructure, technology and clearing, compliance, finance, accounting and controls. In 2000, he raised the venture capital and founded South Street as an independent repo broker dealer and began building and expanding the franchise of products. In 2018, Mr. Tabacchi invested in and continues to mentor AmeriVet, a Disabled Veteran and Minority Owned broker dealer, and last year, started an equity securities lending business. Prior to founding South Street, he spent two decades at Citicorp/Citibank in various customer interface and business head positions within the Investment, Corporate and Consumer Banking Divisions. In addition to his Board responsibilities at South Street, ACM Trust REIT and AmeriVet, Mr. Tabacchi is Chairman of the Board of the Independent Dealer and Trader Association (IDTA) and is a member of BNYM’s GSS Industry Advisory Council. In 2021, Mr. Tabacchi was elected to a five-year term on the DTCC Board of Directors.

Company | Website Copy Deck	9

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HEAD:	Board Committees

BODY:	Effective upon the closing of the proposed Business Combination, the board intends to establish an audit committee, a compensation committee and a nominating and corporate governance committee, each of which are expected to have the composition and the responsibilities described in the Form S-4. Each of these committees will operate under a written charter, to be approved by our board of directors and effective upon the closing, that will satisfy the applicable listing standards of the NYSE, copies of which will be made available on the investor relations portion of our website.

1.3	News

2.0	Technology

2.1	Platform

HEAD:	Our goal is to build a flexible and scalable technology platform.

BODY:	Unlike other companies that are beholden to legacy technology stacks – and that may struggle to keep pace with rapidly evolving client and customer expectations in an ever-increasing digital world – we anticipate our platform will be modern, nimble and unencumbered.

We believe our technology platform and specialized clearing and banking services will be mission-critical to our clients, helping them better navigate the complexities of investing infrastructure, collateral and capital requirements, and the complicated regulatory landscape.

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HEAD:	Our anticipated product offerings.

SUB:	Front Office

BODY:	We seek to offer clients the flexibility to choose from a variety of pre-built suites that serve a wide range of business models. Once approved and fully integrated, we expect to be a turnkey brokerage solution, offering highly configurable front office functions for launching and running investing applications.

We expect that prospective clients who do not wish to build a complete user interface will be able to opt for our white label solutions. These options are expected to complement our middle and back office offerings by ensuring smooth processes around risk management, profit and loss, and account maintenance.

Company | Website Copy Deck	10

SUB:	Back & Middle Office

BODY:	Our full technology stack is expected to automate back and middle office processes that were previously manual paper-based process, creating a seamless and unified experience for our prospective clients.

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HEAD:	Our technologies.

SUB:	Foreign Exchange Product Suite

BODY:	Expected to be end-to-end proprietary foreign exchange systems offering foreign exchange price generation, smart liquidity aggregation, liquidity management, order management capabilities, and risk management tools.

LOGOS:	RubiconFX

AtlasFX

BUTTON:	Learn More [Link to FX Product Suite]

SUB:	Foreign Exchange Trading

BODY:	Designed with the intent to be a fully electronic, completely anonymous central limit order book for foreign exchange (“FX”) options for institutional clients.

LOGO:	SURFACExchange

BUTTON:	Learn More [Link to FX Trading]

SUB:	Bond Risk Analytics

BODY:	Expected to be a real-time, advanced program for the analysis of bonds, designed to improve the accuracy of underwriting fixed income instruments.

LOGO:	BondQuantum

BUTTON:	Learn More [Link to Bond Risk Analytics]

2.2	FX Product Suite

HEAD:	End-to-end foreign exchange systems.

LOGO:	RubiconFX

Company | Website Copy Deck	11

BODY:	RubiconFX is expected to be an end-to-end proprietary foreign exchange product suite, offering foreign exchange (“FX”) price generation, smart liquidity aggregation, liquidity management, order management capabilities, and risk management tools.

STAT:	30 trading venues are currently integrated with RubiconFX

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HEAD:	Complemented by our anticipated front end order management system and trading application for the automated management of currency exchange.

LOGO:	AtlasFX

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HEAD:	Following the proposed Business Combination and anticipated acquisitions, we expect to have the following capabilities:

SUB:	Direct Trading Application

▪	Expected to be used in conjunction with AtlasFX, wherein clients can send a market quote through RubiconFX and receive them through AtlasFX

▪	Expected to enable the execution of most types of transactions, deliverable and non-deliverable, in the main global currencies, as well as the liquidation of them in the market

SUB:	Clearing & Settlement

▪	Expected to be used in conjunction with AtlasFX, which is expected to enable clients to benefit from a high-level, highly scalable and transparent currency exchange and clearing business execution platform

▪	Anticipate that liquidity and flow of orders can be routed through the Rubicon FX proprietary system and ultimately to the client’s own back office system

▪	Expected to enable clients to generate income at each stage of the lifecycle — analysis, trading, clearing and settlement

SUB:	Risk Management

▪	Expected to include a Risk Management Monitor used by banks to manage collateral and trading risk via market-to-market pricing

▪	Expected to be used in conjunction with AtlasFX as a risk management, margin, and back-office control system, giving clients the ability to control their exposure to different markets and credit limitations

Company | Website Copy Deck	12

SUB:	Rubicon RX Middle Office Services

▪	Expected to be deployed as a middle office function for the foreign exchange clearing and settlement functionality

▪	Expected to manage and control quotes offered to customers in real time

▪	Expected to administer orders created by clients and processes the pairing of them

▪	Anticipate that it can be used in conjunction with other systems to manage and monitor the exposure, risk, credit and margin used by each customer

2.3	FX Trading

HEAD:	Digital foreign exchange trading.

LOGO:	SURFACExchange

BODY:	Currently, SURFACExchange is not operational. SURFACExchange is designed with the intent to be a fully electronic, completely anonymous central limit order book for foreign exchange (“FX”) options for institutional clients.

We believe SURFACExchange can provide a multi-lateral trading platform for over-the-counter foreign exchange (“FX”) trading (spot and options) – from order creation through settlement. Specially designed for institutional traders, all stages of the option life cycle are expected to be handled electronically, including expiration.

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HEAD:	The goal of SURFACExchange is to make trading FX options more efficient and accessible to customers.

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HEAD:	Following the proposed Business Combination and anticipated acquisitions, we expect to have the following benefits:

SUB:	Complete Anonymity

▪	Expected to use a central clearing model to help facilitate anonymity

SUB:	Accessible Liquidity

▪	Expected to make liquidity accessible to market participants, allowing them to trade with any other market participant on the platform

SUB:	Modular Design

▪	Expected to enable institutions to leverage different modules of the platform in different businesses with minimal customization

Company | Website Copy Deck	13

SUB:	Real-time Credit Management

▪	Expected to support real-time credit management

2.4	BOND Risk Analytics

HEAD:	Anticipate comprehensive bond risk analytics.

LOGO:	BondQuantum

BODY:	BondQuantum is expected to be a real-time, advanced program for the analysis of bonds. The system will be designed with the intent to improve the accuracy of underwriting fixed income instruments by applying an up to the minute credit rating for fixed income securities. It utilizes multiple sources of data underlying a bond to calculate a risk rating.

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HEAD:	With the potential to be a unique, automated quantitative analytics tool, it is expected to allow clients to efficiently analyze unrated securities.

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SUB:	Proprietary Advanced Algorithm Engine

▪	Expected to calculate scores and ratings using the most recent fundamental historical, financial, local and global economic conditions and demographic data.

3.0	Investors

HEAD:	Investors

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HEAD:	About AtlasClear Holdings.

BODY:	AtlasClear, Inc. (“AtlasClear”) and Quantum FinTech Acquisition Corporation (“Quantum”) (NYSE: QFTA), previously announced a proposed business combination between Calculator New Pubco, Inc., to be renamed AtlasClear Holdings, Inc. (“AtlasClear Holdings”) and Quantum (the “Business Combination”) that is expected to result in Atlas FinTech Holdings Corp. transferring its trading technology assets to AtlasClear (“Atlas FinTech Technology Assets”) and the acquisition by AtlasClear of Wilson-Davis & Co., Inc., a correspondent clearing broker-dealer (“Wilson-Davis”). AtlasClear has also entered into a definitive agreement to acquire Commercial Bancorp of Wyoming, a federal reserve member (“Commercial Bancorp”) and plans to enter into a definitive agreement to acquire certain additional technology assets from Pacsquare Technologies, LLC (the “Pacsquare Technology Assets”, and together with the AtlasFinTech Technology Assets, the “Technology Assets”), following consummation of the Business Combination. Click here for a link to the registration statement on Form S-4 filed with the Securities and Exchange Commission on May 5, 2023 (the “Form S-4”) for more information regarding the Business Combination.

Company | Website Copy Deck	14

As a result of these transactions, AtlasClear expects to acquire the capabilities to provide specialized banking and clearing services to other financial services firms. There can be no assurance that any of the foregoing transactions will be completed as anticipated. Even if AtlasClear is able to consummate the transactions, there can be no assurance that the combined company will achieve the anticipated synergies and benefits of such transactions, that its service offerings will appeal to its target market of financial services firms, generally with annual revenues up to $1 billion, or that it will achieve its anticipated financial results. If AtlasClear were not able to complete one or more of the foregoing transactions, or if the combined company does not achieve the anticipated operational and financial results, the value of your investment would be materially and adversely affected.

For additional risks related to the proposed Business Combination, you should also carefully consider the risk factors described in “Risk Factors” section of the proxy statement/prospectus included in the Form S-4.

BUTTON:	Our Goals [Link to About]

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HEAD:	Announcements

SUB:	S-4 Registration Statement

BUTTON:	View Document

SUB:	Investor Deck March 2023

BUTTON:	View Document

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HEAD:	News

[Recent News Feed]

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HEAD:	Get in touch with AtlasClear Holdings.

[Contact Form]

Company | Website Copy Deck	15

4.0	Contact

HEAD:	Contact us for more information.

[Contact Form]

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SUB:	Principal Executive Office

BODY:	4221 W. Boy Scout Blvd., Suite 300, Tampa, FL 33607

(727) 446-6660

F.1 Footer

Company | Website Copy Deck	16

Additional Information and Where to Find It

In connection with the proposed business combination and related transactions contemplated in connection therewith (the “Proposed Transaction”), Calculator New Pubco, Inc. (“New Pubco”) (to be renamed AtlasClear Holdings, Inc.) has publicly filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary proxy statement of Quantum FinTech Acquisition Corporation (“Quantum”) and prospectus of New Pubco, and after the registration statement is declared effective, Quantum will mail a definitive proxy statement/prospectus relating to the Proposed Transaction to its stockholders. This website does not contain any information that should be considered by Quantum’s stockholders concerning the Proposed Transaction and is not intended to constitute the basis of any voting or investment decision in respect of the Proposed Transaction or the securities of New Pubco. Quantum’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement/prospectus and other documents filed in connection with the Proposed Transaction, as these materials will contain important information about New Pubco, Quantum, AtlasClear, Inc. (“AtlasClear”), Wilson-Davis & Co., Inc. (“WDCO”), Commercial Bancorp of Wyoming (“Commercial Bancorp”) and its subsidiary bank, Farmers State Bank (“FSB”), and the Proposed Transaction. When available, the definitive proxy statement/prospectus will be mailed to stockholders of Quantum as of a record date to be established for voting on the Proposed Transaction. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/ prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Quantum FinTech Acquisition Corporation, 4221 W Boy Scout Blvd., Suite 300, Tampa, FL 33607, Attention: Investor Relations or by email at atlasclearir@icrinc.com.

No Offer or Solicitation

The content of this website shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. The content of this website does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in Solicitation

Quantum, AtlasClear and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Quantum stockholders with respect to the Proposed Transaction. Quantum stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Quantum in its Annual Report on Form 10-K, filed with the SEC on March 31, 2023 (the “2022 Form 10-K”), which is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Quantum stockholders in connection with the Proposed Transaction and other matters to be voted upon at Quantum’s special meeting of stockholders will be set forth in the proxy statement/prospectus for the Proposed Transaction when available. Additional information regarding the interests of the participants in the solicitation of proxies from Quantum’s stockholders with respect to the Proposed Transaction will be contained in the proxy statement/prospectus for the Proposed Transaction when available.

Cautionary Statement Regarding Forward-Looking Statements

This website contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that reflect AtlasClear’s and Quantum’s current views with respect to, among other things, the future operations and financial performance of AtlasClear, Quantum and the combined company. Forward-looking statements in this website may be identified by the use of words such as “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “foreseeable,” “future,” “intend,” “may,” “outlook,” “plan,” “potential,” “proposed” “predict,” “project,” “seek,” “should,” “target,” “trends,” “will,” “would” and similar terms and phrases. Forward-looking statements contained in this website include, but are not limited to, statements as to (i) expectations regarding the Proposed Transaction, including timing for its consummation, (ii) anticipated use of proceeds from the transaction, (iii) AtlasClear’s and Quantum’s expectations as to various operational results and market conditions, (iv) AtlasClear’s anticipated growth strategy, including the proposed acquisitions, (v) anticipated benefits of the Proposed Transaction and proposed acquisitions, (vi) the financial technology of the combined entity, and (vii) expected listing of the combined company.

The forward-looking statements contained in this communication are based on the current expectations of AtlasClear, Quantum and their respective management and are subject to risks and uncertainties. No assurance can be given that future developments affecting AtlasClear, Quantum or the combined company will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of AtlasClear and Quantum. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that could cause actual results to differ may emerge from time to time, and it is not possible to predict all of them.

Such factors include, but are not limited to: the risk that the transaction may not be completed in a timely manner or at all; the risk that the transaction closes but AtlasClear’s acquisition of Commercial Bancorp and its subsidiary bank, FSB, does not close as a result of the failure to satisfy the conditions to closing such acquisition (including, without limitation, the receipt of approval of Commercial Bancorp’s stockholders and receipt of required regulatory approvals); the failure to obtain requisite approval for the transaction or meet other closing conditions; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement in respect of the transaction; failure to achieve sufficient cash available (taking into account all available financing sources) following any redemptions of Quantum’s public stockholders; failure to obtain the requisite approval of Quantum’s stockholders; failure to meet relevant listing standards in connection with the consummation of the transaction; failure to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition, the ability of the combined entity to maintain relationships with customers and suppliers and strategic alliance third parties, and to retain its management and key employees; potential litigation relating to the proposed transaction; changes to the proposed structure of the transaction that may be required or appropriate as a result of the announcement and execution of the transaction; unexpected costs and expenses related to the transaction; estimates of AtlasClear and the combined company’s financial performance being materially incorrect predictions; AtlasClear’s failure to complete the proposed acquisitions on favorable terms to AtlasClear or at all; AtlasClear’s inability to integrate, and to realize the benefits of, the proposed acquisitions; changes in general economic or political conditions; changes in the markets that AtlasClear targets or the combined company will target; slowdowns in securities or cryptocurrency trading or shifting demand for trading, clearing and settling financial products; the impact of the ongoing COVID-19 pandemic; any change in laws applicable to Quantum or AtlasClear or any regulatory or judicial interpretation thereof; and other factors, risks and uncertainties, including those to be included under the heading “Risk Factors” in the proxy statement/prospectus filed or to be later filed with the SEC, and those included under the heading “Risk Factors” in Quantum’s 2022 Form 10-K and its subsequent filings with the SEC. AtlasClear and Quantum caution that the foregoing list of factors is not exhaustive. Any forward-looking statement made in this website speaks only as of the date hereof. Plans, intentions or expectations disclosed in forward-looking statements may not be achieved and no one should place undue reliance on such forward-looking statements. Neither AtlasClear nor Quantum undertake any obligation to update, revise or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.